Contact

www.linkedin.com/in/cheryl-m-8b273b1b (LinkedIn)
www.startengine.com/offering/harmony-turbines (Company)

Top Skills

HRIS
Healthcare
Database Design

Languages

Spanish

Cheryl M.

Co-Founder and COO of Harmony Turbines ~ We now have the power to change the world!
Hershey, Pennsylvania, United States

Experience

Harmony Turbines
Chief Operations Officer
June 2022 - Present (3 years 3 months)

Penn State Health
Senior System Analyst
June 2014 - June 2022 (8 years 1 month)
remote

Somehow Healthy
Founder, Smoothie Queen and Dishwasher
January 2019 - December 2020 (2 years)
Hershey, Pennsylvania, United States

Somehow Healthy was a smoothie food truck, dedicated to providing healthy, whole-food, fresh-made smoothies, sandwiches, soups and snacks, without the sugary add-ins and mysterious fillers. A main focus was meeting special dietary requests; we provided many vegan and vegetarian options.

The Cupcake Foundry
Founder, Baker & Chief Pan Scrubber
October 2014 - December 2019 (5 years 3 months)
Hershey, PA

I am a self-taught home-baker, pursuing opportunities to expand my horizons and practical experience in the realm of baking through this donation-based venture called "The Cupcake Foundry".

Ahold USA
HRIS Analyst II
September 2013 - May 2014 (9 months)

Penn State Milton S. Hershey Medical Center
8 years

Systems Analyst (Software Architecture & Engineering)

September 2012 - September 2013 (1 year 1 month)

Systems Analyst (HRIS)
August 2009 - September 2012 (3 years 2 months)

Recruiter I & II
October 2005 - August 2009 (3 years 11 months)

OfficeMax
Recruiter
May 2001 - October 2005 (4 years 6 months)

Education

Capital College, Pennsylvania State University

Master's degree, Computer and Information Sciences, General · (2010 - 2013)

Messiah College

Bachelor's degree, Human Resources Management · (1995 - 2000)

Ben Lippen School

· (August 1992 - May 1995)